Exhibit 99.1

Alibaba Group Announces June Quarter 2022 Results

Hangzhou, China, August 4, 2022 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended June 30, 2022.

“During the past quarter, we actively adapted to changes in the macro environment and remained focused on our long-term strategy by continuing to strengthen our capability for customer value creation,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “Following a relatively slow April and May, we saw signs of recovery across our businesses in June. We are confident in our growth opportunities in the long term given our high-quality consumer base and the resilience of our diversified business model catering to different demands of our customers.”

“Despite the challenges posed by the COVID-19 resurgence, we delivered stable revenue performance year-over-year. We have narrowed losses in key strategic businesses given ongoing improvements in operating efficiency and increasing focus on cost optimization,” said Toby Xu, Chief Financial Officer of Alibaba Group. “We recently shared our plan to add Hong Kong as another primary listing venue. By becoming primary listed on both Hong Kong and New York stock exchanges, we aim to further expand and diversify our investor base.”

BUSINESS HIGHLIGHTS

In the quarter ended June 30, 2022:

•	Revenue was RMB205,555 million (US$30,689 million) and remained stable year-over-year primarily due to a decline in China commerce segment revenue by 1% year-over-year to RMB141,935 million (US$21,190 million) offset by revenue growth of Cloud segment by 10% year-over-year to RMB17,685 million (US$2,640 million).

•	Income from operations was RMB24,943 million (US$3,724 million), a decrease of 19% year-over-year. Adjusted EBITA, a non-GAAP measurement, decreased 18% year-over-year to RMB34,419 million (US$5,139 million).

•	Net income attributable to ordinary shareholders was RMB22,739 million (US$3,395 million) and net income was RMB20,298 million (US$3,030 million). Non-GAAP net income was RMB30,252 million (US$4,517 million), a decrease of 30% year-over-year, mainly due to a decrease in adjusted EBITA and a decrease in share of results of equity method investees.

•	Diluted earnings per ADS was RMB8.51 (US$1.27) and diluted earnings per share was RMB1.06 (US$0.16 or HK$1.24). Non-GAAP diluted earnings per ADS was RMB11.73 (US$1.75), a decrease of 29% year-over-year and non-GAAP diluted earnings per share was RMB1.47 (US$0.22 or HK$1.72), a decrease of 29% year-over-year.

•	Net cash provided by operating activities was RMB33,869 million (US$5,057 million), an increase of 1% compared to RMB33,603 million in the same quarter of 2021. Free cash flow, a non-GAAP measurement of liquidity, was RMB22,173 million (US$3,310 million), an increase of 7% compared to RMB20,683 million in the same quarter of 2021.

BUSINESS AND STRATEGIC UPDATES

China Commerce

China commerce segment mainly includes our China commerce retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Freshippo, Tmall Supermarket, Sun Art, Tmall Global and Alibaba Health, as well as wholesale businesses including 1688.com.

For the quarter ended June 30, 2022, online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders, declined mid-single-digit year-over-year mainly due to impacts from COVID-19 resurgence and restrictions that resulted in supply chain and logistics disruptions in April and most of May. In late May, as logistics capacity normalized, we saw recovering GMV driven by a successful 6.18 Shopping Festival that was strongly supported by our merchants and loyal consumers. The 6.18 Shopping Festival achieved positive paid GMV growth year-over-year and we saw especially strong purchasing demands from our 88VIP members.

Negatively impacted by COVID-19, paid GMV declined for key categories such as fashion & accessories and consumer electronics during the quarter. Nevertheless, we continue to observe increasing consumption in the healthcare category as well as interests-based consumption categories such as pet care, collectibles and outdoor & active gears. Despite near-term challenges, Taobao and Tmall continue to achieve high consumer retention, especially among consumers with higher spending power. 98% of the annual active consumers who each spent over RMB10,000 on Taobao and Tmall in the twelve months ended June 30, 2021 continued to be active in the twelve months ended June 30, 2022. In the twelve months ended June 30, 2022, more than 123 million annual active consumers each spent over RMB10,000 on Taobao and Tmall. As of June 30, 2022, we had 25 million 88VIP members with over RMB57,000 annual average spending per member.

Taobao Deals, our value-for-money platform, continued to enrich product supply and enhance digital consumption experience for consumers in less developed areas. Specifically, Taobao Deals has been helping an expanding base of manufacturers to sell directly to consumers (M2C) on Taobao and Taobao Deals and, in the June quarter, paid GMV of M2C products on Taobao and Taobao Deals grew more than 40% year-over-year. During the quarter, Taobao Deals significantly narrowed losses year-over-year as well as quarter-over-quarter driven by optimizing spending in user acquisition as well as improving average spending of active consumers.

Taocaicai, our business offering consumers next day pick-up service for grocery and fresh goods at neighborhood pick-up points, has rapidly established market presence in regions that have high population density with meaningful consumption power. In the June quarter, Taocaicai GMV grew rapidly at more than 200% year-over-year while its losses increased moderately compared to the same quarter last year. Moreover, driven by optimized pricing strategy, better sourcing capability and lowered operating costs, Taocaicai significantly reduced losses quarter-over-quarter in the June quarter.

During the quarter ended June 30, 2022, our direct sales and others revenue grew 8% year-over-year to RMB64,714 million (US$9,661 million), primarily driven by strong growth of online purchases of food, grocery and FMCG goods that benefitted Freshippo, Tmall Supermarket and Sun Art, partly offset by softening offline sales due to COVID-19 impacts. The percentage of online sales for Freshippo and Sun Art reached 68% and 36%, respectively, during the quarter. By leveraging our multiple direct sales businesses and on-demand delivery infrastructure, we believe we are well positioned to better serve consumers’ increasing demand for on-demand delivery of food, grocery and daily necessities in the future.

International Commerce

International Commerce Retail

Our International commerce retail businesses include Lazada, AliExpress, Trendyol and Daraz. During the June quarter, the combined number of orders of Lazada, AliExpress, Trendyol and Daraz declined by 4% year-over-year, primarily driven by declining orders of AliExpress due to change in the European Union’s VAT rules, depreciation of the Euro against the U.S dollar as well as ongoing supply chain and logistics disruptions due to the Russia-Ukraine conflict.

In Southeast Asia, Lazada exhibited healthy order growth of 10% year-over-year during the quarter ended June 30, 2022. Year-over-year order growth decelerated due to shopping activities normalizing back to offline channels with the lifting of COVID-19 restrictions in the region. Lazada has continued to focus on improving operating efficiency, which has resulted in narrowing of losses quarter-over-quarter and year-over-year during the quarter ended June 30, 2022.

During the June quarter, overall orders of Trendyol grew 46% year-over-year. To better serve its significant consumer base, Trendyol has continued to invest and expand into high-frequency local consumer services business. As of June 30, 2022, Trendyol served more than 225 thousand merchants on its marketplace platform.

International Commerce Wholesale

During the June quarter, international commerce wholesale revenue grew 12% year-over-year. Value of transactions completed on Alibaba.com grew 16% year-over-year, driven by solid growth in industrial goods, partly offset by weakening demand of consumer products from sourcing customers in key developed countries challenged by supply chain disruptions and increasing retail channel inventory build-up.

Local Consumer Services

Local consumer services segment includes “To-Home” and “To-Destination” businesses. For the quarter ended June 30, 2022, Local consumer services order volume declined by 5% year-over-year mainly due to declining Ele.me restaurant delivery orders, impacted by COVID-19 resurgence and restrictive measures, partly offset by solid growth of Ele.me non-restaurant delivery orders and strong growth of Amap orders. During the quarter, overall segment GMV declined year-over-year but has improved each month as COVID-19 impacts eased. Overall segment GMV growth turned positive in the month of June 2022.

To-Home

In the quarter ended June 30, 2022, Ele.me continued to focus on improving user retention and operating efficiency in strategic cities as well as increasing growth in non-restaurant delivery services. During the quarter, restaurant order volumes were negatively impacted by COVID-19 resurgence and restrictive measures throughout China, especially in affluent cities such as Shanghai. Ele.me adapted quickly to meet surging demands for daily necessities such as grocery, medicine and baby care products, which resulted in increased basket size. During the quarter ended June 30, 2022, Ele.me’s unit economics per order was positive due to increased average order value year-over-year as well as its ongoing focus in optimizing user acquisition spending and reducing delivery cost per order.

To-Destination

In the quarter ended June 30, 2022, “To-Destination” businesses, which include Amap and Fliggy, were also negatively impacted by COVID-19, but Amap saw a strong recovery in June as COVID-19 restrictions eased. In June, the number of average daily active users of Amap reached a new high of over 120 million, driven by easing COVID-19 impacts and ongoing enrichments of local contents and services that allow Amap users to discover, connect with and visit local merchants.

Cainiao

In the quarter ended June 30, 2022, revenue from Cainiao, before inter-segment elimination, grew 7% year-over-year to RMB17,292 million (US$2,582 million), primarily driven by the growth of fulfillment solutions and value-added services provided to our China commerce retail businesses, partly offset by declining revenue from merchants of our international commerce retail businesses. During the quarter, 70% of Cainiao’s total revenue was generated from external customers. Revenue from Cainiao, after inter-segment elimination, grew 5% year-over-year to RMB12,142 million (US$1,813 million).

Cainiao continues to expand its international logistics network by strengthening its end-to-end logistics capabilities, including eHubs, line-haul, sorting centers and last-mile network. In July 2022, Cainiao commenced operation of a new international sorting center in Israel, bringing the number of overseas sorting centers in operation to ten. Cainiao is also building and investing in capabilities to improve delivery experience for our global consumers and enrich our value proposition to cross-border merchants. For example, during the quarter, we increased smart lockers capacity and made a bolt-on acquisition that enhanced our last mile delivery capability in Europe. As of June 30, 2022, Cainiao had more than 7,700 smart lockers in operation in Europe.

In China, Cainiao continues to expand its value-added services, including door-step parcel delivery service, through Cainiao Post to improve consumer experience, which complements our China commerce businesses. As of June 30, 2022, excluding those in rural areas and universities, approximately 70% of Cainiao Posts offer door-step parcel delivery service to consumers.

Cloud

Our Cloud segment is comprised of Alibaba Cloud and DingTalk. For the quarter ended June 30, 2022, total revenue from our Cloud segment before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB23,938 million (US$3,574 million). Revenue after inter-segment elimination was RMB17,685 million (US$2,640 million) for the quarter ended June 30, 2022, an increase of 10% year-over-year. Year-over-year revenue growth of our Cloud segment reflected recovering growth of overall non-Internet industries, driven by financial services, public services, and telecommunication industries, partly offset by decline in revenue from the top Internet customer that has gradually stopped using our overseas cloud services for its international business due to non-product related requirements, online education customers as well as softening demand from other customers in China’s Internet industry. For the quarter ended June 30, 2022, after inter-segment elimination, non-Internet industries contributed 53% of Cloud revenue, up more than five percentage points compared to the same quarter last year.

Alibaba Cloud

Alibaba Cloud continues to develop, expand and support our partners to better serve our enterprise customers. During our Cloud Partners Summit in July 2022, we emphasized ecosystem enhancing initiatives, including capability building and training programs as well as reward programs for ecosystem partners, and we expect such initiatives will further increase revenue contribution from ecosystem partners.

Alibaba Cloud’s advantages are its proprietary technology and continued commitment to investing in research and development in new product offerings and industry-specific solutions for our customers. Highlights of our proprietary technologies in last quarter include:

Data Centers and Hardware:

•	During Alibaba Cloud Summit 2022 (阿里云峰会) in June, Alibaba Cloud unveiled a proprietary cloud infrastructure system designed to power its cloud-native data centers. The new system, Cloud Infrastructure Processing Unit (CIPU), will help Alibaba Cloud deliver performance improvements in networking, storage, security and computing power by offloading virtualization functions from servers to dedicated hardware. Coupled with the Apsara Cloud operating system, the CIPU system is expected to become the core of our next generation of cloud computing infrastructure.

•	Alibaba Cloud is committed to achieving carbon neutrality for Scope 1~3 GHG emissions by 2030. Over the years, we have invested in more energy-efficient server population, improving server utilization and employing cutting-edge technologies to improve energy efficiency of our self-owned IDCs including liquid cooling technology and renewable electricity storage.

Platform-as-a-Service and other solutions:

•	AI leadership: According to Gartner’s Cloud AI Developer Services Critical Capabilities Report published in May 2022, Alibaba Cloud’s AI language technology ranked second among global cloud AI developer service vendors. Alibaba Cloud offers a comprehensive suite of AI-based capabilities, including Natural Language Processing, intelligent voice recognition, image recognition, video recognition, among others.

DingTalk

DingTalk, our digital collaboration workplace and application development platform, offers new ways of working, sharing and collaboration for modern enterprises and organizations. DingTalk experienced increased usage of its products and services from enterprises, schools and organizations due to greater hybrid-work adoption in China driven by COVID-19 resurgence since March 2022. Specifically, DingTalk saw robust demand for its document sharing and virtual conferencing products, both of which are core DingTalk products that enhance long-term customer value and ensure user stickiness.

Digital Media and Entertainment

In the June quarter, Youku’s daily average paying subscriber base increased 15% year-over-year, primarily driven by quality content and continued contribution from our 88VIP membership program. Youku continues to improve operational efficiency through disciplined investment in content and production capability, which resulted in narrowing of losses year-over-year for five consecutive quarters.

Appointment of Independent Director

We appointed Irene Yun-Lien Lee, chairman of Hysan Development Company Limited and independent non-executive chairman of Hang Seng Bank Limited, and Albert Kong Ping Ng, former chairman of Ernst & Young China who currently serves as an independent non-executive director of a number of companies publicly listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, as independent directors. Following this appointment, our board consists of twelve directors, including seven independent directors.

Share Repurchases

During the quarter ended June 30, 2022, we repurchased approximately 38.6 million of our ADSs (the equivalent of approximately 308.7 million of our ordinary shares) for approximately US$3.5 billion under our share repurchase program. As of June 30, 2022, we had approximately 21.2 billion ordinary shares (the equivalent of approximately 2.6 billion ADSs) outstanding. Our current US$25 billion share repurchase program is effective through March 2024. As of June 30, 2022, we still have an un-utilized amount of US$12 billion under this program.

JUNE QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended June 30,
	2021	2022
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages and per share amounts)
Revenue	205,740	205,555	30,689	(0)%

Income from operations	30,847	24,943	3,724	(19	)%(2)
Operating margin	15%	12%
Adjusted EBITDA(1)	48,628	41,114	6,138	(15	)%(2)
Adjusted EBITDA margin(1)	24%	20%
Adjusted EBITA(1)	41,731	34,419	5,139	(18	)%(2)
Adjusted EBITA margin(1)	20%	17%

Net income	42,835	20,298	3,030	(53	)%(3)
Net income attributable to ordinary shareholders	45,141	22,739	3,395	(50	)%(3)
Non-GAAP net income(1)	43,441	30,252	4,517	(30	)%(4)

Diluted earnings per share(5)	2.05	1.06	0.16	(48)	%(3) (6)
Diluted earnings per ADS(5)	16.38	8.51	1.27	(48)	%(3) (6)
Non-GAAP diluted earnings per share(1) (5)	2.08	1.47	0.22	(29)	%(4) (6)
Non-GAAP diluted earnings per ADS(1) (5)	16.60	11.73	1.75	(29)	%(4) (6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decreases were primarily due to the decrease in China commerce adjusted EBITA, which was primarily due to a decrease in customer management revenue. Customer management revenue decreased year-over-year, primarily as a result of a mid-single-digit decline year-over-year in online physical goods GMV of Taobao and Tmall, excluding unpaid orders, as well as increased order cancellation due to the impacts from COVID-19 resurgence and restrictions that resulted in supply chain and logistics disruptions in April and most of May. The decrease in China commerce adjusted EBITA was partly offset by the narrowed adjusted EBITA loss of Local consumer services driven by Ele.me’s improved unit economics per order. Ele.me’s unit economics per order was positive during the June quarter due to increased average order value year-over-year as well as its ongoing focus on optimizing user acquisition spending and reducing delivery cost per order.

(3)	The year-over-year decreases were primarily attributable to the decrease in income from operations, the decrease in share of results of equity method investee, as well as the decrease in net gains arising from change in market prices of our equity investments in publicly-traded companies.

(4)	The year-over-year decreases were primarily attributable to the decrease in adjusted EBITA, and the decrease in share of results of equity method investees.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

JUNE QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended June 30, 2022
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	141,935	15,451	10,632	12,142	17,685	7,231	479	—	205,555	30,689
YoY% change	(1)%	2%	5%	5%	10%	(10)%	(30)%	N/A	(0)%

Income (Loss) from operations	41,035	(2,142)	(5,311)	(811)	(1,304)	(1,215)	(2,518)	(2,791)	24,943	3,724
Add: Share-based compensation expense	1,951	557	836	372	1,548	399	411	651	6,725	1,004
Add: Amortization of intangible assets	588	18	1,431	254	3	186	211	60	2,751	411

Adjusted EBITA	43,574	(1,567)	(3,044)	(185)	247	(630)	(1,896)	(2,080)	34,419	5,139
Adjusted EBITA YoY% change(2)	(14)%	(52)%	36%	(27)%	(27)%	(50)%	(32)%	(27)%	(18)%
Adjusted EBITA margin	31%	(10)%	(29)%	(2)%	1%	(9)%	(396)%	N/A	17%

	Three months ended June 30, 2021
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	144,029	15,202	10,099	11,601	16,051	8,073	685	—	205,740

Income (Loss) from operations	47,603	(1,732)	(7,205)	(633)	(1,643)	(1,010)	(1,950)	(2,583)	30,847
Add: Share-based compensation expense	2,383	671	788	212	1,979	383	503	892	7,811
Add: Amortization of intangible assets	836	31	1,647	275	4	208	14	58	3,073

Adjusted EBITA	50,822	(1,030)	(4,770)	(146)	340	(419)	(1,433)	(1,633)	41,731

Adjusted EBITA margin	35%	(7)%	(47)%	(1)%	2%	(5)%	(209)%	N/A	20%

Starting from the quarter ended December 31, 2021, our chief operating decision maker (“CODM”) started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Our updated segments comprise:

•	China commerce, which mainly includes our China commerce retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Freshippo, Tmall Supermarket, Sun Art, Tmall Global and Alibaba Health, as well as wholesale business including 1688.com;

•	International commerce, which mainly includes our international commerce retail and wholesale businesses such as Lazada, AliExpress, Trendyol, Daraz and Alibaba.com;

•	Local consumer services, which mainly includes location-based services, such as Ele.me, Taoxianda, Amap (previously reported under the Innovation initiatives and others segment) and Fliggy;

•	Cainiao, which mainly includes our domestic and international one-stop-shop logistics services and supply chain management solutions;

•	Cloud, which is comprised of Alibaba Cloud and DingTalk;

•	Digital media and entertainment, which is comprised of Youku, Quark, Alibaba Pictures, and other content and distribution platforms, as well as our online games business; and

•	Innovation initiatives and others, which includes businesses such as DAMO Academy, Tmall Genie and others.

Comparative figures were reclassified to conform to this presentation.

(1)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

JUNE QUARTER SEGMENT RESULTS

Revenue for the quarter ended June 30, 2022 was RMB205,555 million (US$30,689 million), stable compared to RMB205,740 million in the same quarter of 2021.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended June 30,
	2021		2022
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change
	(in millions, except percentages)
China commerce:
China commerce retail
- Customer management	80,397	39%	72,263	10,789	35%	(10)%
- Direct sales and others(1)	59,708	29%	64,714	9,661	32%	8%
	140,105	68%	136,977	20,450	67%	(2)%
China commerce wholesale	3,924	2%	4,958	740	2%	26%
Total China commerce	144,029	70%	141,935	21,190	69%	(1)%

International commerce:
International commerce retail	10,800	5%	10,524	1,571	5%	(3)%
International commerce wholesale	4,402	2%	4,927	736	2%	12%
Total International commerce	15,202	7%	15,451	2,307	7%	2%

Local consumer services	10,099	5%	10,632	1,587	5%	5%
Cainiao	11,601	6%	12,142	1,813	6%	5%
Cloud	16,051	8%	17,685	2,640	9%	10%
Digital media and entertainment	8,073	4%	7,231	1,080	4%	(10)%
Innovation initiatives and others	685	0%	479	72	0%	(30)%
Total	205,740	100%	205,555	30,689	100%	(0)%

(1)	Direct sales and others revenue under China commerce retail primarily represents our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket and Freshippo, where revenue and the cost of inventory are recorded on a gross basis.

China Commerce

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended June 30, 2022 was RMB136,977 million (US$20,450 million), a decrease of 2% compared to RMB140,105 million in the same quarter of 2021.

Customer management revenue decreased by 10% year-over-year, primarily because online physical goods GMV generated on Taobao and Tmall, excluding unpaid orders, declined mid-single-digit year-over-year, and increased order cancellation due to the impacts from COVID-19 resurgence and restrictions that resulted in supply chain and logistics disruptions in April and most of May.

Direct sales and others revenue under China commerce retail business in the quarter ended June 30, 2022 was RMB64,714 million (US$9,661 million), an increase of 8% compared to RMB59,708 million in the same quarter of 2021, primarily due to the revenue growth contributed by our Freshippo and Alibaba Health’s direct sales businesses.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended June 30, 2022 was RMB4,958 million (US$740 million), an increase of 26% compared to RMB3,924 million in the same quarter of 2021, primarily due to an increase in revenue from new duty-free wholesale business and value-added services to paying members.

(ii)	Segment adjusted EBITA

China commerce adjusted EBITA decreased by 14% to RMB43,574 million (US$6,505 million) in the quarter ended June 30, 2022, compared to RMB50,822 million in the same quarter of 2021. The decrease was primarily due to the decrease in customer management revenue, which also led to a decrease in adjusted EBITA margin from 35% in the quarter ended June 30, 2021 to 31% in the quarter ended June 30, 2022. During the quarter ended June 30, 2022, Taobao Deals significantly narrowed losses year-over-year as well as quarter-over-quarter driven by optimizing spending in user acquisition as well as improving average spending of active consumers. Taocaicai significantly reduced losses quarter-over-quarter, driven by optimized pricing strategy, better sourcing capability and lowered operating costs.

International Commerce

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended June 30, 2022 was RMB10,524 million (US$1,571 million), a decrease of 3% compared to RMB10,800 million in the same quarter of 2021. The decrease was primarily due to the declining orders of AliExpress due to change in the European Union’s VAT rules, depreciation of Euro against U.S dollar as well as ongoing supply chain and logistics disruptions due to the Russia-Ukraine conflict, partly offset by the increase in revenue contributed by Lazada as a result of GMV growth and active increase in monetarization initiatives that resulted in higher monetarization rate.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended June 30, 2022 was RMB4,927 million (US$736 million), an increase of 12% compared to RMB4,402 million in the same quarter of 2021. The increase was primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

International commerce adjusted EBITA was a loss of RMB1,567 million (US$234 million) in the quarter ended June 30, 2022, compared to a loss of RMB1,030 million in the same quarter of 2021. The increase in loss year-over-year was primarily due to increase in loss of Trendyol resulting from its investments in new businesses, such as international business and local consumer services in Türkiye, offset by the reduced loss from Lazada as a result of revenue growth and enhanced operation efficiency.

Local Consumer Services

(i)	Segment revenue

Revenue from Local consumer services, which includes “To-Home” and “To-Destination” businesses such as Ele.me, Amap and Fliggy, was RMB10,632 million (US$1,587 million) in the quarter ended June 30, 2022, an increase of 5% compared to RMB10,099 million in the same quarter of 2021, primarily due to more efficient use of subsidies that were contra revenue of Ele.me.

(ii)	Segment adjusted EBITA

Local consumer services adjusted EBITA was a loss of RMB3,044 million (US$454 million) in the quarter ended June 30, 2022, compared to a loss of RMB4,770 million in the same quarter of 2021, primarily due to the continued narrowing of losses from our “To-Home” businesses, driven by Ele.me’s improved unit economics per order. Ele.me’s unit economics per order was positive during the June quarter due to increased average order value year-over-year as well as its ongoing focus on optimizing user acquisition spending and reducing delivery cost per order.

Cainiao

(i)	Segment revenue

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB12,142 million (US$1,813 million) in the quarter ended June 30, 2022, an increase of 5% compared to RMB11,601 million in the same quarter of 2021, primarily contributed by the increase in revenue from consumer logistics services as a result of service upgrade to enhance consumer experience, partly offset by the decrease in international orders from AliExpress.

Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB17,292 million (US$2,582 million), an increase of 7% compared to RMB16,198 million in the same quarter of 2021. This increase also reflected the growth of fulfillment solutions and value-added services provided to our China commerce retail businesses, such as Tmall, Taobao and Taobao Deals.

(ii)	Segment adjusted EBITA

Cainiao adjusted EBITA was a loss of RMB185 million (US$28 million) in the quarter ended June 30, 2022, compared to a loss of RMB146 million in the same quarter of 2021. The year-over-year increase in loss was primarily due to our investment in expanding our global smart logistics infrastructure, as well as reduced profit from AliExpress fulfilments.

Cloud

(i)	Segment revenue

Revenue from our Cloud segment, after inter-segment elimination, was RMB17,685 million (US$2,640 million) in the quarter ended June 30, 2022, an increase of 10% compared to RMB16,051 million in the same quarter of 2021. Year-over-year revenue growth of our Cloud segment reflected recovering growth of overall non-Internet industries, driven by financial services, public services, and telecommunication industries; partly offset by decline in revenue from the top Internet customer that has gradually stopped using our overseas cloud services for its international business due to non-product related requirements, online education customers as well as softening demand from other customers in China’s Internet industry.

Total revenue from our Cloud segment, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB23,938 million (US$3,574 million), an increase of 8% compared to RMB22,186 million in the same quarter of 2021.

(ii)	Segment adjusted EBITA

Cloud adjusted EBITA, which comprises Alibaba Cloud and DingTalk, was RMB247 million (US$37 million) in the quarter ended June 30, 2022, compared to RMB340 million in the same quarter of 2021. The year-over-year decrease was primarily due to our investments in technology and increase in colocation and bandwidth costs as a result of increased usage of DingTalk’s products and services from enterprises, schools and organizations due to greater hybrid-work adoption in China driven by COVID-19 resurgence since March 2022.

Digital Media and Entertainment

(i)	Segment revenue

Revenue from our Digital media and entertainment segment in the quarter ended June 30, 2022 was RMB7,231 million (US$1,080 million), a decrease of 10%, compared to RMB8,073 million in the same quarter of 2021, primarily due to the decrease in revenue from Alibaba Pictures, Youku and other entertainment businesses.

(ii)	Segment adjusted EBITA

Digital media and entertainment adjusted EBITA in the quarter ended June 30, 2022 was a loss of RMB630 million (US$94 million), compared to a loss of RMB419 million in the same quarter of 2021. Youku narrowed losses year-over-year, which was offset by the increased loss of other entertainment businesses due to the impacts of COVID-19.

Innovation Initiatives and Others

(i)	Segment revenue

Revenue from Innovation initiatives and others was RMB479 million (US$72 million) in the quarter ended June 30, 2022, a decrease of 30% compared to RMB685 million in the same quarter of 2021.

(ii)	Segment adjusted EBITA

Innovation initiatives and others adjusted EBITA in the quarter ended June 30, 2022 was a loss of RMB1,896 million (US$283 million), compared to a loss of RMB1,433 million in the same quarter of 2021, primarily due to our investments in technology and innovation.

JUNE QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended June 30,					% of
	2021		2022			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	124,097	60%	129,657	19,357	63%	3%
Product development expenses	13,519	7%	14,193	2,119	7%	0%
Sales and marketing expenses	27,036	13%	25,578	3,819	12%	(1)%
General and administrative expenses	7,168	4%	8,433	1,259	4%	0%
Amortization of intangible assets	3,073	1%	2,751	411	2%	1%
Total costs and expenses	174,893	85%	180,612	26,965	88%	3%

Share-based compensation expense:
Cost of revenue	1,691	1%	1,613	241	1%	0%
Product development expenses	3,800	2%	2,987	446	2%	0%
Sales and marketing expenses	813	0%	900	134	0%	0%
General and administrative expenses	1,507	1%	1,225	183	0%	(1)%
Total share-based compensation expense	7,811	4%	6,725	1,004	3%	(1)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	122,406	59%	128,044	19,116	62%	3%
Product development expenses	9,719	5%	11,206	1,673	5%	0%
Sales and marketing expenses	26,223	13%	24,678	3,685	12%	(1)%
General and administrative expenses	5,661	3%	7,208	1,076	4%	1%
Amortization of intangible assets	3,073	1%	2,751	411	2%	1%
Total costs and expenses excluding share-based compensation expense	167,082	81%	173,887	25,961	85%	4%

Cost of revenue – Cost of revenue in the quarter ended June 30, 2022 was RMB129,657 million (US$19,357 million), or 63% of revenue, compared to RMB124,097 million, or 60% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 59% in the quarter ended June 30, 2021 to 62% in the quarter ended June 30, 2022. The increase was primarily attributable to (i) the higher proportion of our direct sales businesses, such as Freshippo and Tmall Supermarket, as well as growth in Alibaba Health direct sales businesses, that resulted in increased cost of inventory as a percentage of revenue, and (ii) the growth of Cainiao domestic businesses that led to an increase in logistics costs as a percentage of revenue, which is partly offset by the reduction in delivery cost per order of Ele.me.

Product development expenses – Product development expenses in the quarter ended June 30, 2022 were RMB14,193 million (US$2,119 million), or 7% of revenue, compared to RMB13,519 million, or 7% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have remained stable at 5% in the quarter ended June 30, 2022 compared to the same quarter of 2021.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended June 30, 2022 were RMB25,578 million (US$3,819 million), or 12% of revenue, compared to RMB27,036 million, or 13% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 13% in the quarter ended June 30, 2021 to 12% in the quarter ended June 30, 2022.

General and administrative expenses – General and administrative expenses in the quarter ended June 30, 2022 were RMB8,433 million (US$1,259 million), or 4% of revenue, compared to RMB7,168 million, or 4% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3% in the quarter ended June 30, 2021 to 4% in the quarter ended June 30, 2022.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended June 30, 2022 was RMB6,725 million (US$1,004 million), compared to RMB7,811 million in the same quarter of 2021. Share-based compensation expense as a percentage of revenue decreased to 3% in the quarter ended June 30, 2022, as compared to 4% in the same quarter of 2021.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended June 30,
	2021		2022			% Change
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	6,693	3%	5,615	838	2%	(16)%
Ant Group share-based awards(2)	392	0%	25	4	0%	(94)%
Others(3)	726	1%	1,085	162	1%	49%
Total share-based compensation expense	7,811	4%	6,725	1,004	3%	(14)%

(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This represents share-based awards of our subsidiaries.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the quarter ended June 30, 2022 compared to the same quarter of 2021. This decrease is primarily due to the general decrease in the average fair market value of the awards granted.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended June 30, 2022 was RMB2,751 million (US$411 million), a decrease of 10% from RMB3,073 million in the same quarter of 2021.

Income from operations and operating margin

Income from operations in the quarter ended June 30, 2022 was RMB24,943 million (US$3,724 million), or 12% of revenue, a decreased of 19% compared to RMB30,847 million, or 15% of revenue, in the same quarter of 2021, primarily due to decrease in China commerce adjusted EBITA as a result of a decrease in customer management revenue. Customer management revenue decreased year-over-year, primarily as a result of a mid-single-digit decline year-over-year in online physical goods GMV of Taobao and Tmall, excluding unpaid orders, as well as increased order cancellation due to the impacts from COVID-19 resurgence and restrictions that resulted in supply chain and logistics disruptions in April and most of May. The decrease in China commerce adjusted EBITA was partly offset by the narrowed adjusted EBITA loss of Local consumer services driven by Ele.me’s improved unit economics per order. Ele.me’s unit economics per order was positive during the June quarter due to increased average order value year-over-year as well as its ongoing focus on optimizing user acquisition spending and reducing delivery cost per order.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 15% year-over-year to RMB41,114 million (US$6,138 million) in the quarter ended June 30, 2022, compared to RMB48,628 million in the same quarter of 2021. Adjusted EBITA decreased 18% year-over-year to RMB34,419 million (US$5,139 million) in the quarter ended June 30, 2022, compared to RMB41,731 million in the same quarter of 2021. The year-over-year decrease was primarily due to decrease in China commerce adjusted EBITA, partly offset by the narrowed adjusted EBITA loss of Local consumer services. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and Adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “June Quarter Information by Segments” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended June 30, 2022 was RMB5,369 million (US$802 million), compared to RMB14,101 million in the same quarter of 2021. The year-over-year decrease was primarily due to the decrease in net gains arising from the change in market prices of our equity investments in publicly-traded companies.

The above-mentioned gains were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended June 30, 2022 was RMB109 million (US$16 million), compared to RMB2,157 million in the same quarter of 2021. The year-over-year decrease was primarily due to the net exchange losses arising from exchange rate fluctuation between Renminbi and U.S. dollar in the quarter ended June 30, 2022, compared to net exchange gains in the same quarter last year.

Income tax expenses

Income tax expenses in the quarter ended June 30, 2022 were RMB5,399 million (US$806 million), compared to RMB9,096 million in the same quarter of 2021.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as the deferred tax effects on basis differences arising from our equity method investees, our effective tax rate would have been 21% in the quarter ended June 30, 2022.

Share of results of equity method investees

We record our share of results of all equity method investees one quarter in arrears. Share of results of equity method investees in the quarter ended June 30, 2022 was a loss of RMB3,480 million (US$520 million), compared to a profit of RMB6,093 million in the same quarter of 2021. Share of results of equity method investees in the quarter ended June 30, 2022 and the same quarter in the prior year consisted of the following:

	Three months ended June 30,
	2021	2022
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	4,494	3,717	555
- Others	2,642	(2,613)	(390)
Impairment loss	—	(3,563)	(532)
Others(1)	(1,043)	(1,021)	(153)
Total	6,093	(3,480)	(520)

(1)	“Others” mainly include amortization of intangible assets of equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investments in equity method investees.

Net income and Non-GAAP net income

Our net income in the quarter ended June 30, 2022 was RMB20,298 million (US$3,030 million), a decrease of 53% compared to RMB42,835 million in the same quarter of 2021. The year-over-year decrease was primarily attributable to the decrease in income from operations, the decrease in share of results of equity method investees, as well as the decrease in net gains arising from the change in market prices of our equity investments in publicly-traded companies.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income in the quarter ended June 30, 2022 was RMB30,252 million (US$4,517 million), a decrease of 30% compared to RMB43,441 million in the same quarter of 2021. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended June 30, 2022 was RMB22,739 million (US$3,395 million), a decrease of 50% compared to RMB45,141 million in the same quarter of 2021. The year-over-year decrease was primarily attributable to decrease in net income as mentioned above.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended June 30, 2022 was RMB8.51 (US$1.27), compared to RMB16.38 in the same quarter in 2021. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended June 30, 2022 was RMB11.73 (US$1.75), a decrease of 29% compared to RMB16.60 in the same quarter of 2021.

Diluted earnings per share in the quarter ended June 30, 2022 was RMB1.06 (US$0.16 or HK$1.24), compared to RMB2.05 in the same quarter of 2021. Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share in the quarter ended June 30, 2022 was RMB1.47 (US$0.22 or HK$1.72), a decrease of 29% compared to RMB2.08 in the same quarter of 2021.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash, cash equivalents and short-term investments

As of June 30, 2022, cash, cash equivalents and short-term investments were RMB453,193 million (US$67,660 million), compared to RMB446,412 million as of March 31, 2022. The increase in cash, cash equivalents and short-term investments during the quarter ended June 30, 2022 was primarily due to free cash flow generated from operations of RMB22,173 million (US$3,310 million) and net proceeds from bank borrowings of RMB3,978 million (US$594 million), partly offset by cash used in repurchase of ordinary shares of RMB23,880 million (US$3,565 million).

Net cash from operating activities and free cash flow

In the quarter ended June 30, 2022, net cash provided by operating activities was RMB33,869 million (US$5,057 million), an increase of 1% compared to RMB33,603 million in the same quarter of 2021. Free cash flow, a non-GAAP measurement of liquidity, was RMB22,173 million (US$3,310 million), an increase of 7% compared to RMB20,683 million in the quarter ended June 30, 2021, during which we made a partial payment in the amount of RMB9,114 million of the RMB18,228 million anti-monopoly fine. The year-over-year increase also reflected dividend received from Ant Group of RMB3,945 million (US$589 million) in the quarter ended June 30, 2022, partly offset by decrease in profit. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended June 30, 2022, net cash used in investing activities of RMB27,607 million (US$4,122 million) primarily reflected (i) an increase in short-term investments by RMB14,130 million (US$2,110 million), (ii) capital expenditures of RMB11,843 million (US$1,768 million), as well as (iii) cash outflow of RMB4,537 million (US$677 million) for investment and acquisition activities.

Net cash used in financing activities

During the quarter ended June 30, 2022, net cash used in financing activities of RMB21,022 million (US$3,139 million) primarily reflected cash used in repurchase of ordinary shares of RMB23,880 million (US$3,565 million), partly offset by net proceeds from bank borrowings of RMB3,978 million (US$594 million).

Employees

As of June 30, 2022, we had a total of 245,700 employees, compared to 254,941 as of March 31, 2022.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on Thursday, August 4, 2022.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10023575-aldn42.html

Chinese: https://s1.c-conf.com/diamondpass/10023578-d17m2a.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10023575; Chinese conference PIN 10023578).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en/ir/home on August 4, 2022 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Investor Relations Contact

Rob Lin

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts:

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.6981 to US$1.00, the exchange rate on June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.85519 to HK$1.00, the middle rate on June 30, 2022 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek, ” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include but are not limited to the following: Alibaba’s corporate structure, including the VIE structure it uses to operate certain businesses in the PRC, Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s businesses; Alibaba’s ability to maintain or grow its revenue or business, including expanding its international and cross border businesses and operations; risks associated with Alibaba’s acquisitions, investments and alliances; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; uncertainties and risks associated with a broad range of complex laws and regulations (including in the areas of anti-monopoly and anti-unfair competition, consumer protection, data security and privacy protection and regulation of Internet platforms) in the PRC and globally; cybersecurity risks; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and, depreciation and impairment of property and equipment, operating lease cost relating to land use rights, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense and amortization of intangible assets, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of investments, gain or loss on deemed disposals/disposals/revaluation of investments and others, as adjusted for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by the weighted average number of shares outstanding during the periods on a diluted basis for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended June 30,
	2021	2022
	RMB	RMB	US$

	(in millions, except per share data)
Revenue	205,740	205,555	30,689
Cost of revenue	(124,097)	(129,657)	(19,357)
Product development expenses	(13,519)	(14,193)	(2,119)
Sales and marketing expenses	(27,036)	(25,578)	(3,819)
General and administrative expenses	(7,168)	(8,433)	(1,259)
Amortization of intangible assets	(3,073)	(2,751)	(411)

Income from operations	30,847	24,943	3,724
Interest and investment income, net	14,101	5,369	802
Interest expense	(1,267)	(1,244)	(186)
Other income, net	2,157	109	16

Income before income tax and share of results of equity method investees	45,838	29,177	4,356
Income tax expenses	(9,096)	(5,399)	(806)
Share of results of equity method investees	6,093	(3,480)	(520)

Net income	42,835	20,298	3,030
Net loss attributable to noncontrolling interests	2,233	2,361	353

Net income attributable to Alibaba Group Holding Limited	45,068	22,659	3,383

Accretion of mezzanine equity	73	80	12
Net income attributable to ordinary shareholders	45,141	22,739	3,395

Earnings per share attributable to ordinary shareholders(1)
Basic	2.08	1.07	0.16
Diluted	2.05	1.06	0.16

Earnings per ADS attributable to ordinary shareholders(1)
Basic	16.60	8.54	1.27
Diluted	16.38	8.51	1.27

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	21,754	21,299
Diluted	22,038	21,384

(1)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of June 30,
	2022	2022
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	189,898	176,732	26,385
Short-term investments	256,514	276,461	41,275
Restricted cash and escrow receivables	37,455	39,187	5,851
Equity securities and other investments	8,673	10,090	1,506
Prepayments, receivables and other assets	145,995	142,494	21,274
Total current assets	638,535	644,964	96,291

Equity securities and other investments	223,611	228,801	34,159
Prepayments, receivables and other assets	113,147	111,546	16,653
Investment in equity method investees	219,642	217,981	32,544
Property and equipment, net	171,806	177,812	26,547
Intangible assets, net	59,231	56,733	8,470
Goodwill	269,581	270,531	40,389
Total assets	1,695,553	1,708,368	255,053

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	8,841	8,858	1,322
Current unsecured senior notes	-	4,691	700
Income tax payable	21,753	17,461	2,607
Accrued expenses, accounts payable and other liabilities	271,460	265,563	39,648
Merchant deposits	14,747	14,187	2,118
Deferred revenue and customer advances	66,983	64,824	9,678
Total current liabilities	383,784	375,584	56,073

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of June 30,
	2022	2022
	RMB	RMB	US$

	(in millions)
Deferred revenue	3,490	3,460	516
Deferred tax liabilities	61,706	62,726	9,365
Non-current bank borrowings	38,244	43,764	6,534
Non-current unsecured senior notes	94,259	94,698	14,138
Other liabilities	31,877	31,806	4,749
Total liabilities	613,360	612,038	91,375

Commitments and contingencies
Mezzanine equity	9,655	9,257	1,382
Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	410,506	405,774	60,581
Treasury shares at cost	(2,221)	—	—
Subscription receivables	(46)	(48)	(7)
Statutory reserves	9,839	10,068	1,503
Accumulated other comprehensive loss	(33,157)	(20,002)	(2,986)
Retained earnings	563,557	567,447	84,717

Total shareholders’ equity	948,479	963,240	143,808
Noncontrolling interests	124,059	123,833	18,488

Total equity	1,072,538	1,087,073	162,296

Total liabilities, mezzanine equity and equity	1,695,553	1,708,368	255,053

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,
	2021	2022
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	33,603	33,869	5,057
Net cash used in investing activities	(47,775)	(27,607)	(4,122)
Net cash used in financing activities	(11,468)	(21,022)	(3,139)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(2,192)	3,326	497

Decrease in cash and cash equivalents, restricted cash and escrow receivables	(27,832)	(11,434)	(1,707)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	356,469	227,353	33,943

Cash and cash equivalents, restricted cash and escrow receivables at end of period	328,637	215,919	32,236

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ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended June 30,
	2021	2022
	RMB	RMB	US$

	(in millions)
Net income	42,835	20,298	3,030
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(14,101)	(5,369)	(802)
Interest expense	1,267	1,244	186
Other income, net	(2,157)	(109)	(16)
Income tax expenses	9,096	5,399	806
Share of results of equity method investees	(6,093)	3,480	520
Income from operations	30,847	24,943	3,724
Share-based compensation expense	7,811	6,725	1,004
Amortization of intangible assets	3,073	2,751	411
Adjusted EBITA	41,731	34,419	5,139
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,897	6,695	999
Adjusted EBITDA	48,628	41,114	6,138

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ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended June 30,
	2021	2022
	RMB	RMB	US$

	(in millions)
Net income	42,835	20,298	3,030
Adjustments to reconcile net income to non-GAAP net income:
Share-based compensation expense	7,811	6,725	1,004
Amortization of intangible assets	3,073	2,751	411
Impairment of investments	397	3,114	465
Gain on deemed disposals/disposals/ revaluation of investments and others	(10,624)	(1,712)	(255)
Tax effects (1)	(51)	(924)	(138)

Non-GAAP net income	43,441	30,252	4,517

(1)	Tax effects primarily comprises tax effects relating to share-based compensation expense, amortization of intangible assets and certain gains and losses from investments, and others.

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ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended June 30,
	2021	2022
	RMB	RMB	US$

	(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	45,141	22,739	3,395
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(2)	-	-
Net income attributable to ordinary shareholders – diluted	45,139	22,739	3,395
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	606	8,616	1,286

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	45,745	31,355	4,681

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(4)	22,038	21,384

Diluted earnings per share(2)(4)	2.05	1.06	0.16

Non-GAAP diluted earnings per share(3)(4)	2.08	1.47	0.22

Diluted earnings per ADS(2)(4)	16.38	8.51	1.27

Non-GAAP diluted earnings per ADS(3)(4)	16.60	11.73	1.75

(1)	See the table above for the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)	Diluted earnings per share is derived from net income attributable to ordinary shareholders for computing diluted earnings per share divided by weighted average number of shares on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)	Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(4)	Each ADS represents eight ordinary shares.

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ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended June 30,
	2021	2022
	RMB	RMB	US$

	(in millions)
Net cash provided by operating activities	33,603	33,869	5,057
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(10,897)	(11,110)	(1,659)
Less: Acquisition of intangible assets	(1)	(22)	(4)
Less: Changes in the consumer protection fund deposits	(2,022)	(564)	(84)

Free cash flow	20,683	22,173	3,310

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